Exhibit 99.1
Email to all Aspect Medical Systems, Inc. employees from Nassib Chamoun, President and Chief
Executive Officer, dated April 20, 2009
Dear Employees,
I am pleased to inform you that Aspect Medical’s Board of Directors has approved a proposal for eligible employees (excluding myself and the other executive officers) to exchange their out of the money (or “underwater”) stock options. This proposal must also be approved by our stockholders at our 2009 annual meeting scheduled for June 5, 2009.
If approved by our stockholders, the option exchange program will provide an opportunity for eligible non-executive employees to exchange existing stock options priced at $15 or more for new lower-priced stock options. The exercise price of the new options will be the closing price of our common stock on Nasdaq on the day that the exchange offer is completed. Under the proposal, the fair value of the new options will be approximately the fair value of the eligible options surrendered, and therefore the number of shares underlying the exchanged options will be greater than the number of shares underlying the new options. The new options will also have new vesting schedules. All of our U.S. employees, and certain of our non-U.S. employees will be eligible for this program and participation will be entirely voluntary.
Assuming we get stockholder approval, if you are eligible, you will receive a set of communications describing the exchange offer when the exchange period commences. The exchange program is subject to specific communication and other rules promulgated by the SEC. It will take some time to seek stockholder approval, roll out the program and grant new options. We appreciate your patience during this time.
If you would like more information about this program, you should contact Kelley Forrest in Human Resources or refer to our preliminary proxy statement filed with the Securities and Exchange Commission. For access to the proxy statement, please visit www.sec.gov.
Although I can give no guarantees or assurances, by giving you an opportunity to receive options with an exercise price closer to our current market price, we hope to provide you with a greater opportunity to benefit from any future successes of the company.
Nassib
The tender offer described in this notice has not yet commenced. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the Offer to Exchange and other related materials, when those materials become available because they will contain important information about the Stock Option Exchange Program. Aspect Medical Systems, Inc. will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Stock Option Exchange Program. Aspect Medical Systems, Inc. stockholders and option holders will be able to obtain these written materials and other documents filed by Aspect Medical Systems, Inc. with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.